Exhibit 21.1

Rubicon Technologies, Inc.

Subsidiaries of the Company

Name of subsidiary	State (or other jurisdiction of incorporation)
Rubicon Worldwide LLC	Illinois

Rubicon Sapphire Technology (Malaysia) SDN BHD	Malaysia

Rubicon Technology Hong Kong Limited	Hong Kong

Rubicon Technology Korea Yuhan Hosea	Korea